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SEC FILE NUMBER
8 - 69220

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 07 2015
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2014 (MM/DD/YY) AND ENDING 6/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Olsen Palmer LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 Connecticut Avenue NW, Suite 810
(No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Palmer — (202) 803-2676
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name -- *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Palmer LLC, as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title

Notary Public

SUBSCRIBE AND SWORN TO BEFORE ME
THIS 28 DAY OF 08, 2015
BY Brian Jeffrey
NOTARY PUBLIC

My Commission Expires
August 31, 2019
Leslie P. Kim
1718 M St. NW
Washington, DC 20036

LESLIE P. KIM NOTARY PUBLIC DISTRICT OF COLUMBIA EXP 8-31-2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A copy of the Exemption Report
- [ ] (p) Independent auditor's report on Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN PALMER LLC

Financial Statement

Year Ended June 30, 2015
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 69220

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

OLSEN PALMER LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Olsen Palmer LLC
Washington, D.C.

We have audited the accompanying statement of financial condition of Olsen Palmer LLC (the "Company"), as of June 30, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Olsen Palmer LLC as of June 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

Keiter

August 27, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

OLSEN PALMER LLC

Statement of Financial Condition
Year Ended June 30, 2015

ASSETS	
Cash and Cash Equivalents	$ 445,817
Accounts Receivable	25,000
Furniture and Equipment - net	10,500
Prepaid Expenses	23,750
Other Assets	5,707
TOTAL ASSETS	$ 510,774
LIABILITIES & EQUITY	
Liabilities	
Accounts Payable	$ 969
Other Current Liabilities	17,237
Deferred Rent	581
Total Liabilities	18,787
Equity	491,987
TOTAL LIABILITIES & EQUITY	$ 510,774

OLSEN PALMER LLC

Notes to Financial Statement
June 30, 2015

NOTE 1 – ORGANIZATION

Olsen Palmer LLC (the Company), a Delaware limited liability company was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statement has been prepared using the accrual basis of accounting.

Credit Risks – Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

At June 30, 2015, one customer accounted for 100% of accounts receivable.

Depreciation - Office equipment, furniture and fixtures are recorded at cost and are depreciated using the straight-line method and are shown net of $4,257 of accumulated depreciation.

Use of Estimates - The preparation of financial statement in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of June 30, 2015 that all accounts receivable are collectible. Therefore, no allowance has been established.

NOTE 3 – CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4 – DEFERRED REVENUE

The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned. There was no deferred revenue as of June 30, 2015.

NOTE 5 – LEASES

The Company has leased office space through September 2015. In connection with the lease agreement, the Company was granted a period of free rent which it has recorded as deferred rent. The unamortized balance of the deferred rent at June 30, 2015, is $581 and is reflected as a liability in the accompanying statement of financial condition.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $427,030 which was $422,030 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.044 to 1.

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 27, 2015, the date on which the financial statements were issued. No events have occurred since the balance sheet date that would have a material impact on the financial statements.

OLSEN PALMER LLC

Exemption Report

June 30, 2015

SEC ID 8 – 69220

OLSEN PALMER LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Olsen Palmer LLC
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Olsen Palmer LLC indentified the following provisions of 17 C.F.R. §15c3-3(k) under which Olsen Palmer LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Olsen Palmer LLC stated that Olsen Palmer LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Olsen Palmer LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Olsen Palmer LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

August 27, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

OLSEN || PALMER

Olsen Palmer LLC's Exemption Report

Olsen Palmer LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) which states that the provisions of Rule 15c3-3 shall not be applicable to a broker or dealer:

   i. Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)." The Company provides corporate investment banking advisory services and does not hold any client or customer accounts.

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3(k) throughout the fiscal year ended June 30, 2015 and through the date of this report without exception.

Olsen Palmer LLC

I, Brian Palmer, affirm that, to the best of my knowledge and belief, this Exemption Report pertaining to the Company, Olsen Palmer LLC, is true and correct.

Brian Palmer, Member Olsen Palmer LLC
August 27, 2015